Exhibit 4.9

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934

KemPharm, Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, par value $0.0001 per share, or common stock. The following description of our capital stock is a summary and does not purport to be complete. It is qualified in its entirety by, and should be read in conjunction with, our amended and restated certificate of incorporation, amended and restated bylaws and applicable Delaware law.

General

Under our amended and restated certificate of incorporation we are authorized to issue up to 250,000,000 shares of common stock and 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 9,578 shares have been designated Series A preferred stock, or the Series A Preferred Stock, 1,576 shares have been designated as Series B-1 preferred stock, or the Series B-1 Preferred Stock, and 27,000 shares have been designated as Series B-2 preferred stock, or the Series B-2 Preferred Stock (and together with the Series B-1 Preferred Stock, the Series B Preferred Stock). Our board of directors may establish the rights and preferences of the undesignated preferred stock from time to time.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Undesignated

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

Series A Preferred Stock

In October 2018, we filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, or the Series A Certificate of Designation, with the Secretary of State of the State Delaware, setting forth the preferences, rights and limitations of the Series A Preferred Stock. Our board of directors designated 9,578 shares of preferred stock as Series A Preferred Stock. As of December 31, 2019, there were no shares of Series A Preferred Stock outstanding

Each share of Series A Preferred Stock has an aggregate stated value of $1,000 and is convertible into shares of our common stock at a per share price equal to $3.00 per share (subject to adjustment to reflect stock splits and similar events). The Series A Preferred Stock is convertible at any time at the option of the holders thereof, provided that the holders of Series A Preferred Stock are prohibited from converting shares of Series A Preferred Stock into shares of our common stock if, as a result of such conversion, such holders (together with certain affiliates and “group” members of such holders) would beneficially own more than 4.985% of the total number of shares of our common stock then issued and outstanding. The Series A Preferred Stock is not redeemable. In the event of our liquidation, dissolution or winding up, the holders of our Series A Preferred Stock will receive an amount equal to $0.0001 per share, plus any declared but unpaid dividends, and thereafter will share ratably in any distribution of our assets with the holders of our common stock, on an as-converted basis. With respect to rights upon liquidation, the Series A Preferred Stock ranks senior to our common stock and junior to existing and future indebtedness. Except as otherwise required by law (or with respect to approval of certain actions involving our organizational documents that materially and adversely affect the holders of Series A Preferred Stock), the Series A Preferred Stock does not have voting rights. The Series A Preferred Stock is not subject to any price-based anti-dilution protections and does not provide for any accruing dividends, but provides that holders of Series A Preferred Stock will participate in any dividends on our common stock on an as-converted basis (without giving effect to the limitation on conversion described above). The Series A Certificate of Designation also provides for partial liquidated damages in the event that we fail to timely convert shares of Series A Preferred Stock into shares of our common stock in accordance with the Series A Certificate of Designation.

Series B-1 Preferred Stock and Series B-2 Preferred Stock

In September 2019, we filed a Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock, or the Series B-1 Certificate of Designation, and a Certificate of Designation of Preferences, Rights and Limitations of Series B-2 Convertible Preferred Stock, or the Series B-2 Certificate of Designation, in each case with the Secretary of State of the State Delaware, setting forth the preferences, rights and limitations of the Series B-1 Preferred Stock and the Series B-2 Preferred Stock, respectively. Our board of directors designated 1,576 shares of preferred stock as Series B-1 Preferred Stock and 27,000 shares of preferred stock as Series B-2 Preferred Stock. As of December 31, 2019, there were no shares of Series B-1 Preferred Stock or Series B-2 Preferred Stock outstanding.

Each share of Series B-1 Preferred Stock has an aggregate stated value of $1,000 and is convertible into shares of our common stock at a per share price equal to $0.9494 per share (subject to adjustment to reflect stock splits and similar events). Each share of Series B-2 Preferred Stock has an aggregate stated value of $1,000 and is convertible into shares of our common stock at a per share price equal to the greater of (i) $0.60 (subject to adjustment to reflect stock splits and similar events), or (ii) the average of the volume-weighted average prices of our common stock on the Nasdaq Capital Market on each of the 15 trading days immediately preceding such exchange.

The Series B Preferred Stock is convertible at any time at the option of the holders thereof; provided that such holders are prohibited from converting shares of Series B Preferred Stock into shares of our common stock if, as a result of such conversion, such holders (together with certain affiliates and “group” members of such holders) would beneficially own more than 4.985% of the total number of shares of our common stock then issued and outstanding. The Series B Preferred Stock is not redeemable. In the event of our liquidation, dissolution or winding up, the holders of Series B Preferred Stock will receive an amount equal to $0.0001 per share, plus any declared but unpaid dividends, and thereafter will share ratably in any distribution of our assets with the holders of our common stock and with the holders of any shares of any other class or series of our capital stock entitled to share in such remaining assets (including the holders of the Series A Preferred Stock) on an as-converted basis. With respect to rights upon liquidation, the Series B Preferred Stock ranks senior to our common stock, on parity with the Series A Preferred Stock and junior to existing and future indebtedness. Except as otherwise required by law (or with respect to approval of certain actions involving our organizational documents that materially and adversely affect the holders of Series B Preferred Stock), the Series B Preferred Stock does not have voting rights. The Series B Preferred Stock is not subject to any price-based anti-dilution protections and does not provide for any accruing dividends, but provides that holders of Series B Preferred Stock will participate in any dividends on our common stock on an as-converted basis (without giving effect to the limitation on conversion described above). The Series B-1 Certificate of Designation and the Series B-2 Certificate of Designation also provide for partial liquidated damages in the event that the Company fails to timely convert shares of Series B-1 Preferred Stock or Series B-2 Preferred Stock, respectively, into shares of our common stock in accordance with the applicable Certificate of Designation.

Convertible Notes

In June 2014, we issued to Deerfield Private Design Fund III, L.P., or Deerfield, a secured convertible note in the principal amount of $10.0 million, or the Deerfield Note. As of December 31, 2019, the outstanding principal amount of the Deerfield Note was approximately $7.0 million. In December 2019 and January 2020, we issued senior secured convertible promissory notes, or the Senior Secured Notes, to Deerfield, Deerfield Special Situations Fund, L.P., Delaware Street Capital Master Fund, L.P. and M. Kingdon Offshore Master Fund, LP in the aggregate principal amount of $74.5 million. We refer to the Deerfield Note and the Senior Secured Notes together as the Convertible Notes. The Convertible Notes bear interest at 6.75% per annum. The Convertible Notes are convertible into shares of our common stock at an initial conversion price of $5.85 per share, subject to adjustment in accordance with the terms of the Convertible Notes. The conversion price of the Convertible Notes will be adjusted downward if we issue or sell any shares of our common stock, convertible securities, warrants or options at a sale or exercise price per share less than the greater of the conversion price of the Convertible Notes or the closing sale price of our common stock as reported on the Nasdaq Capital Market on the last trading date immediately prior to such issuance, or, in the case of a firm commitment underwritten offering, on the date of execution of the underwriting agreement between us and the underwriters for such offering. If we effect an “at the market offering” as defined in Rule 415 of the Securities Act of our common stock, the conversion price of the Convertible Notes will be adjusted downward pursuant to this anti-dilution adjustment only if such sales are made at a price less than $5.85 per share, provided that this anti-dilution adjustment will not apply to any sales made (x)  the Purchase Agreement, dated February 17, 2020, by and between us and Lincoln Park Capital Fund, LLC, (y) that certain Common Stock Sales Agreement, dated as of September 4, 2018, by and between the Company and RBC Capital Markets, LLC, or (z) the September 2019 Exchange Agreement and Amendment to Facility Agreement, dated as of September 3, 2019, by and among us, Deerfield and Deerfield Special Situations Fund, L.P. (as amended). Notwithstanding anything in the contrary in the Convertible Notes, the anti-dilution adjustment of the Convertible Notes shall not result in the conversion price of the Convertible Notes being less than $0.583 per share. The Convertible Notes are convertible at any time at the option of the holders thereof, provided that each holder is prohibited from converting the Convertible Notes into shares of our common stock if, as a result of such conversion, such holder (together with certain affiliates and “group” members of such holder) would beneficially own more than 4.985% of the total number of shares of our common stock then issued and outstanding. However, the Convertible Note issued to Delaware Street Capital Master Fund, L.P., due to the fact Delaware Street Capital Master Fund, L.P. was a beneficial owner of more than 4.985% of the total number of shares of our common stock then issued and outstanding, has a beneficial ownership cap equal to 19.985% of the total number of shares of the Company’s common stock then issued and outstanding. Pursuant to the Convertible Notes, the holders thereof have the option to demand repayment of all outstanding principal, and any unpaid interest accrued thereon, in connection with a Major Transaction (as defined in the Convertible Notes), which shall include, among others, any acquisition or other change of control of us; a liquidation, bankruptcy or other dissolution of us; or if at any time after March 31, 2021, shares of our common stock are not listed on an Eligible Market (as defined in the Convertible Notes). The Convertible Notes are subject to specified events of default, the occurrence of which would entitle the holders thereof to immediately demand repayment of all outstanding principal and accrued interest on the Convertible Notes. Such events of default include, among others, failure to make any payment under the Convertible Notes when due, failure to observe or perform any covenant under the Facility Agreement (as defined in the Convertible Notes) or the other transaction documents related thereto (subject to a standard cure period), our failure to be able to pay debts as they come due, the commencement of bankruptcy or insolvency proceedings against us, a material judgement levied against us and a material default by us under the Warrant or the Notes (each as defined in the Facility Agreement).

The foregoing information is qualified entirely by reference to the applicable provisions of the terms of the Facility Agreement and the Convertible Notes, which are each incorporated by reference and included as exhibits to the Annual Report on Form 10-K to which this exhibit is a part.

Warrants

As of December 31, 2019, we had outstanding immediately exercisable warrants to purchase 2,423,077 shares of our common stock at a weighted average exercise price of $5.12 per share and which expire between October 24, 2023 and June 2, 2024. The warrants include a net exercise provision and contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of each warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. We have also granted registration rights to Deerfield, as more fully described below under “—Registration Rights.”

In June 2014, in connection with our entering into the Facility Agreement we issued to Deerfield a warrant, or the Deerfield Warrant, to purchase 14,423,076 shares of Series D redeemable convertible preferred stock at an exercise price of $0.78 per share, which is exercisable until June 2, 2024. Upon completion of our initial public offering, the Deerfield Warrant automatically converted into a warrant to purchase 1,923,077 shares of our common stock at an exercise price of $5.85 per share. According to the terms of the Deerfield Warrant, in no event may Deerfield exercise this warrant if such exercise would result in Deerfield beneficially owning more than 4.985% of the then issued and outstanding shares of our common stock. This exercise limitation may not be waived and any purported exercise that is inconsistent with this exercise limitation is null and void. This exercise limitation will not apply to any exercise made immediately prior to a change of control transaction. If Deerfield is only able to exercise the Deerfield Warrant for a limited number of shares due to this exercise limitation, the Deerfield Warrant could subsequently become exercisable to purchase the remainder of the shares as a result of a variety of events. This could occur, for example, if we issue more shares or Deerfield sells some of its existing shares. The Deerfield Warrant includes a net exercise provision and contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, recapitalizations, reclassifications and consolidations. Under the Deerfield Warrant, Deerfield also has the right to demand upon the occurrence of specified events, including a merger, asset sale or other change of control transaction, that we redeem the Deerfield Warrant for a cash amount equal to the Black-Scholes value of the portion of the Deerfield Warrant to be redeemed. If Deerfield chooses not to redeem the Deerfield Warrant upon the occurrence of such an event, we may not enter into any such transaction unless our successor entity assumes in writing all our obligations under both the Deerfield Warrant and the Deerfield facility and provides Deerfield with certain registration rights.

The Deerfield Warrant includes certain exercise price protection provisions pursuant to which the exercise price of the Deerfield Warrant will be adjusted downward on a broad-based weighted average basis if we issue or sell any shares of common stock, convertible securities, warrants or options, including in this offering, at a sale or exercise price per share less than the greater of the Deerfield Warrant’s exercise price or the closing sale price of our common stock as reported on the Nasdaq Capital Market on the last trading date immediately prior to such issuance or, in the case of a firm commitment underwritten offering, on the date of execution of the underwriting agreement between us and the underwriters for such offering. The sale price for purposes of this adjustment is measured after giving effect to any underwriting discounts and commissions. This exercise price adjustment does not apply to any offering deemed by the SEC to constitute an “at the market offering” as defined in Rule 415 of the Securities Act of our common stock, the conversion price of the Deerfield Warrant will be adjusted downward pursuant to this anti-dilution adjustment only if such sales are made at a price less than $5.85 per share, provided that this anti-dilution adjustment will not apply to any sales made under (x) the purchase agreement, dated February 17, 2020, by and between us and Lincoln Park Capital Fund, LLC, (y) that certain Common Stock Sales Agreement, dated as of September 4, 2018, by and between the Company and RBC Capital Markets, LLC, or (z) the September 2019 Exchange Agreement and Amendment to Facility Agreement, dated as of September 3, 2019, by and among us, Deerfield and Deerfield Special Situations Fund, L.P. (as amended).

The foregoing information is qualified entirely by reference to the applicable provisions of the terms of the warrants, which are each incorporated by reference and included as exhibits to the Annual Report on Form 10-K to which this exhibit is a part.

Registration Rights

We and the holders of shares of our common stock issued upon the conversion or reclassification of our redeemable convertible preferred stock have entered into an investors’ rights agreement. The registration rights provisions of this agreement expired as to all holders of our capital stock, other than Deerfield, on the second anniversary of our initial public offering. The registration rights provisions of our investors’ rights agreement currently provide Deerfield with the registration rights described in more detail below. The following information is qualified entirely by reference to the applicable provisions of the investors’ rights agreement, which is incorporated by reference and included as an exhibit to the Annual Report on Form 10-K to which this exhibit is a part.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, Deerfield will be entitled to include its shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances.

Registration on Form S-3

Deerfield is entitled, upon its written request, to have such shares registered by us on a Form S-3 registration statement at our expense, subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights granted under the investors’ rights agreement terminated as to all the holders of our capital stock, other than Deerfield, on the two-year anniversary of our initial public offering. These registration rights will terminate as to Deerfield upon the earliest to occur of (i) written consent of Deerfield, (ii) such time that the Deerfield Warrant and Deerfield Note have been exercised or converted, as applicable, in full and Rule 144 or another similar exemption under the Securities Act of 1933, as amended,  is available for the sale of all shares of our capital stock held by Deerfield without limitation during a three-month period without registration or (iii) six-months following the later to occur of (x) the expiration of the Deerfield Warrant and (y) payment in full or termination of the Deerfield Note.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our amended and restated bylaws also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our amended and restated bylaws also provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and specify requirements as to the form and content of a stockholder’s notice.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2/3% or more of our outstanding common stock.

The combination of these provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or

•	any action asserting a claim against us that is governed by the internal affairs doctrine;

except that these choice of forum provisions do not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 144 Fernwood Avenue, Edison, NJ 08837.

Listing on the Nasdaq Capital Market

Our common stock is listed on the Nasdaq Capital Market under the symbol “KMPH.”